FILED BY E*TRADE GROUP, INC. PURSUANT TO RULE
                                            425 UNDER THE SECURITIES ACT OF 1933

                                                                SUBJECT COMPANY:
                                              WEB STREET, INC., FILE NO. 0-27705

E*TRADE Media Contact
Deborah Newman
E*TRADE Group, Inc.
703-236-8146
dnewman@etradebank.com

E*TRADE Investor Relations Contact
Erica Gessert
E*TRADE Group, Inc.
650-331-5893
egessert@etrade.com


                  E*TRADE COMPLETES ACQUISITION OF WEB STREET

                  Acquisition Advances Industry Consolidation,
                Expands E*TRADE's Physical Touchpoint Strategy;
          Expected to Add Incremental Revenues of $25 Million in 2002

MENLO PARK, Calif., - August 6, 2001 - E*TRADE Group, Inc. (NYSE: ET) today announced that it has completed the acquisition of Web Street, Inc., parent company of Web Street Securities, an online brokerage firm with four physical locations in the U.S. E*TRADE expects to issue approximately 5 million shares in the transaction. Through the deal, E*TRADE acquired 34,000 active accounts, which it expects to integrate quickly into its technology platform and pricing structures.

     The deal enables E*TRADE to further expand its touchpoint strategy through four new physical locations in San Francisco, Boston, Beverly Hills and Denver, which will be converted into E*TRADE financial superstores, called E*TRADE Centers. These Centers, combined with the flagship E*TRADE Center in New York, a growing number of E*TRADE Zones and the company's network of over 10,000 E*TRADE Access ATMs, will give consumers value added financial services and educational content in a high-tech, high-touch experience.

     "Through the acquisition of Web Street, E*TRADE continues to penetrate the marketplace, growing our customer base and enhancing growth prospects," said Jarrett Lilien, chief brokerage and institutional services officer, E*TRADE Group, Inc. "The deal solidifies E*TRADE's position as a global leader, and reinforces our commitment to remain a long term player and consolidator within the industry."


                                    -more-

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     Upon closing of the deal, Web Street became a wholly-owned subsidiary of
E*TRADE Group. The transaction is expected to add incremental annual revenues of approximately $25 million to E*TRADE's results in 2002.

     "We continue to demonstrate the strength and inherent flexibility of E*TRADE's diversified business model through this acquisition," continued Lilien. "By enhancing growth opportunities and leveraging our existing touchpoint strategy in a cost-effective manner, E*TRADE continues to deliver added value for our customers, associates and shareowners."

     In the exchange offer, E*TRADE acquired more than 90 percent of the outstanding shares of Web Street common stock, including shares tendered during the subsequent offering period, which expired on July 30, 2001. With the closing of the merger, each remaining share of Web Street common stock was converted into the right to receive 0.1864 share of E*TRADE common stock, the same consideration offered for shares of E*TRADE common stock tendered in the exchange offer and the subsequent offering period.

                                     # # #

Important Notice

E*TRADE, the E*TRADE logo and Stateless Architecture are registered trademarks of E*TRADE Securities, Inc. The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, failure of the transaction to close due to the failure to obtain regulatory or other approvals, the risk that the Web Street business will not be integrated successfully and unanticipated costs of such integration, changes in market activity, anticipated increases in the rate of new customer acquisition, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by E*TRADE with the SEC relating to this transaction. Further information about these risks and uncertainties can be found in the companies' respective Forms 10K and 10Q filed with the SEC.

System response and account access time may vary due to market conditions, trading volume, system performance and other factors.